FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                  HSBC TO ACQUIRE NON-LIFE INSURANCE PORTFOLIO
                        OF JERNEH INSURANCE (HK) LIMITED

HSBC Insurance (Asia) Limited has entered into an agreement to acquire the non-life insurance portfolio of Jerneh Insurance (HK) Limited (JIHK). The portfolio, which has a gross asset value of HK$35.0 million (approximately US$4.5 million), comprises approximately 10,000 policies in medical, motor, employee compensation and public liability insurance.

David Fried, CEO of HSBC Insurance (Asia Pacific) Holdings Limited, said: "The Jerneh Group has made a strategic decision to dispose of its Hong Kong non-life business. HSBC has a strong presence in the territory and a comprehensive insurance business. We are well-placed to provide a good continuing service to Jerneh's customers, who will have access to HSBC's wide range of insurance and financial services. The portfolio from Jerneh Insurance (HK) will add to our growing insurance business in the territory."

The acquisition is expected to be completed in the first quarter of 2007. Completion of the transaction is subject to various conditions including obtaining regulatory and other approvals.

1. HSBC Insurance (Asia) Limited
HSBC Insurance (Asia) Limited, is a wholly owned subsidiary of HSBC Insurance (Asia Pacific) Holdings Limited (HSBC Insurance). HSBC Insurance has offices in the Hong Kong SAR, the Macau SAR, Singapore and Malaysia as well as representative offices in Beijing, Shanghai and Guangzhou. HSBC Insurance's total assets stood at HK$80 billion at the end of June 2006.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations.

3. Jerneh Insurance (HK) Limited
Jerneh Insurance (HK) Limited (JIHK), which has been operating in Hong Kong for over 25 years, is a wholly owned subsidiary of Jerneh Asia Berhad, an investment holding company listed on the Kuala Lumpur Stock Exchange in Malaysia. Jerneh Asia Berhad has a 31 per cent interest in HSBC Amanah Takaful (Malaysia) Sdn Bhd, a joint venture Islamic insurance company in Malaysia launched in August 2005. HSBC and The Employees Provident Fund of Malaysia (EFP) hold a 49 per cent and 20 per cent interest respectively.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  25 January 2007